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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                                PLUME CREEK, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


                         Nevada                   82-0511729
                 ---------------------          ---------------
     (State  or  other  jurisdiction  of        (I.R.S.  Employer
           incorporation or organization)        Identification No.)


                6352  Almquist  Avenue
                   P.O.  Box  396
                    Murray,  Idaho                            83874
            ---------------------------------------          --------
             (Address of principal executive offices)       (Zip code)

                    Issuer's telephone number: (208) 682-4739

Securities  to  be  registered  pursuant  to  Section 12(b) of the Act:     none

Securities  to  be  registered  pursuant to Section 12(g) of the Act:

                                   Common Stock
                               --------------------
                               (Title  of  Class)





















Submission page 1 of 50

                                TABLE OF CONTENTS
                                                                    Submission
                                                                          Page
                                                                          ----
PART  I

Item  1.          Description  of  Business                                  3

Item  2.          Plan  of  Operation                                        7

Item  3.          Description  of  Property                                  11

Item  4.          Security  Ownership  of  Certain  Beneficial  Owners
                  and  Management                                            12

Item  5.          Directors,  Executive  Officers,  Promoters  and
                  Control  Persons                                           13

Item  6.          Executive  Compensation                                    15

Item 7.          Certain Relationships and Related Transactions              16

Item  8.          Description  of  Securities                                16

PART  II

Item  1.          Market  for  Common  Equities  and  Related
                  Stockholder  Matters                                       17

Item  2.          Legal  Proceedings                                         18

Item  3.          Changes in and Disagreements with Accountants              18

Item  4.          Recent  Sales of Unregistered Securities                   18

Item 5.           Indemnification of Directors and Officers                  19

PART  F/S

Financial  Statements                                                        19

PART  III

Item  1.          Index  to  Exhibits                                        28

Item  2.          Description  of  Exhibits                                  28

Signatures                                                                   28

Exhibit 3 (i)     Articles of Incorporation and Merger                       29

Exhibit 3 (ii)    By-Laws                                                    45

Exhibit 27        Financial Data Schedule                                    51





Submission page 2 of 50

                                     PART I

Item  1.     Description  of  Business

Plume Creek, Inc. (the "Company") was incorporated on March 25, 1970 under the laws of the State of Idaho, under the name Plume Creek Silver Mines, Inc. for the purpose of exploration of 13 unpatented claims in the Clark Fork Mining District in Bonner County, Idaho. From 1970 to 1984, the Company engaged in Initial exploration and assessment of its claims and the construction of mining Roads and tunnels. These services were paid for by the Company issuing its stock. Since 1984, the Company has been inactive and has undertaken no business operations to date. Since the Company abandoned its claims and has no other assets, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. In 1998, the Company amended its Articles of Incorporation to permit the Company to engage in any and all legal activities. On April 9, 1999, the Company formed a corporation in Nevada with the intent to move its domicile to Nevada. On June 16, 1999, the Company amended the Nevada Articles of Incorporation to provide its current capital structure. On June 17, 1999, the Company implemented its change of domicile to Nevada by filing Articles of Merger between the Idaho and Nevada corporations. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation."


The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

The Company has been in the developmental stage since 1984 and has had no operations since 1984. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein.

Forward  Looking  Statements

The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward looking statements.

Submission page 3 of 50

The Company's business is subject to numerous risk factors, including the following:

No Operating History or Revenue and Minimal Assets. The Company has had no operating history since 1984 nor any revenues or earnings from operations. The Company has no significant assets nor financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction. No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.







Submission page 4 of 50

Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

Conflicts of Interest - General. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.










Submission page 5 of 50

Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Probable Change in Control and Management. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.





Submission page 6 of 50

Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item  2.  Plan  of  Operation

The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5
-  Directors,  Executive  Officers,  Promoters  and  Control Persons - Resumes."

The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merge or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

The Bylaws of the Company provide that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 - Indemnification of Directors and Officers."

General  Business  Plan

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to



Submission page 7 of 50
be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the
Company has nominal assets and limited financial resources. See "Part F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets.
However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential

Submission page 8 of 50
for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, management will review such consultant or advisor's credentials as well as his or her experience and reputation in providing advice to management in implementing its business plan, which services will be limited to analysis of a prospective merger or acquisition candidate to assist management in evaluating a particular candidate and any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition  of  Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced

Submission page 9 of 50
by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.
While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's pre-merger shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will

Submission page 10 of 50
specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.


Year  2000  Disclosure

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

Competition

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item  3.  Description  of  Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.


Submission page 11 of 50

The Company operates from its offices at 6352 Almquist Avenue, P.O. Box 396, Murray, Idaho 83874. This space is provided to the Company on a rent free basis by David A. Miller, a director/officer/shareholder of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                        Name  and              Amount  and
                        Address  of            Nature  of
                        Beneficial             Beneficial          Percent  of
Title  of  Class        Owner                  Owner               Class(1)
----------------    -----------------------   -----------------    ------------
Common               Matthew  M.  Ott            1,000,000            46.1%
                     327  W.  200  S.
                     Salt  Lake  City
                     Utah  84101

Common               David  A.  Miller(2)          300,625            13.8%
                     P.O.  Box  396
                     Murray,  Idaho  83874

Common               Dale  F.  Miller(2)           350,200            16.1%
                     P.O.  Box  396
                     Murray,  Idaho  83874

Common               Jeanne  B.  Miller(2)         350,090            16.1%
                     P.O.  Box  142
                     Clark  Fork,  Idaho  83811

Common               All  Officers  and
                     Directors  as  a
                     Group  (3  persons)         1,000,915            46.2%

(1)     Based  on  2,166,282  shares  outstanding.
(2)  Officer  and  Director  of  the  Company.

The  balance  of  the  Company's  securities  are  held  by  forty  persons.











Submission page 12 of 50

Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons.

The  directors  and  officers  of  the  Company  are  as  follows:

Name                         Age               Position
----                         ---               --------
Dale  F.  Miller              64               President,  CEO,  Director

David  A.  Miller             44               Vice  President,  Secretary,
                                               Treasurer,  Director

Jeannie  B.  Miller           61                Director


The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

The Company does not presently intend to issue any additional stock to management or promoters or their affiliates or associates in exchange for their services or for any other consideration. However, f a business opportunity is found which meet the criteria for the Company, incentive stock options may be considered for management only by the Board of Directors, but only under a strict set of criteria based upon the performance of the Company.

There are no agreements or understanding for any officer or director to resign at the understanding of any other person and none of the officers or directors are acting on behalf or will act at the direction of any other person.

Only the participation of the named officers and directors will be material to the operations of the Company and no promoters exist who will act on behalf of the Company.

Resumes

Dale F. Miller, President and Director. Mr. Miller has been engaged in the creation of jewelry which he sells at the family owned gift store in Murray, Idaho. Mr. Miller has no formal education but has spent considerable time in the local entertainment business as a singer-songwriter. He has also engaged on a limited basis in the prospecting and exploration of gold and other minerals in the local area. Mr. Miller is married to Jeannie Miller and is David Miller's father.

David A. Miller, Secretary/Treasurer and Director. Mr. Miller has owned and operated the family gift store in Murray, Idaho for approximately eight years. He has also been involved in the local mining, logging and building businesses in recent years.

Jeannie B. Miller, Director. Ms. Miller has been engaged in the local area as a singer-songwriter. Ms. Miller also operates her own antique business. Along with her husband, Ms. Miller has also engaged in the local mining business.


Submission page 13 of 50

Prior  "Blank  Check"  Experience

Companies  that  Dale  Miller  has  served  as  an  officer  and  director:
1.     Hall  Mountain  Silver  Mines,  Inc.
2.     Kaniksu  American  Mining  Company,  Inc.
3.     Alpine  Silver,  Inc.
4.     Antelope  Resources,  Inc.
5.     Kelly  Mining,  Inc.

Companies  that  Jeanne  Miller  has  served  as  an  officer  and  director:
1.     Kaniksu  American  Mining  Company,  Inc.
2.     Alpine  Silver,  Inc.
3.     Antelope  Resources,  Inc.
4.     Kelly  Mining,  Inc.

David Miller has not served as an officer or director of any "blank check" companies.

Conflicts  of  Interest

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company.

Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


Submission page 14 of 50

Investment  Company  Act  of  1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.


Item  6.  Executive  Compensation.

None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, except for the issuance of 2,000,915 shares of common stock with a value of $10,004.00. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company and the Company does not intend to issue any securities to its officers and/or directors in consideration for their services.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.


It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms


Submission page 15 of 50
of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item  7.  Certain  Relationships  and  Related  Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item  8.  Description  of  Securities.

The Company's authorized capital stock consists of 100,000,000 shares, all of which are Common Shares, par value $0.005 per share. There are 2,166,282 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares authorized, issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.






Submission page 16 of 50

                                     PART II

Item  1.  Market  Price  for  Common  Equity  and  Related  Stockholder Matters.

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and
quantity  of  the  penny   stock  to  be  purchased.   In  order  to  approve  a
person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a
penny   stock,  a  disclosure   schedule  prepared  by  the Commission  relating
to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded
securities  and   $1,000,000  in   total  capital  and  surplus.   In  addition,
continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.


Submission page 17 of 50

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are Forty (40) holders of the Company's Common Stock. From 1970 to 1984 the Company issued its common stock to various independent contractors and employees for their services in exploring and assessing the Company's 13 unpatented claims. Presently there are 2,166,282 shares of the Company's common stock outstanding with 100,000,000 common shares authorized. All of the issued and outstanding shares of the Company's Common Stock were issued pursuant to exemption from the registration requirements included under the predecessor to Rule 506 of Regulation D of the Securities Act of 1933, as amended.

As of the date of this Registration Statement, 2,166,282 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item  2.  Legal  Proceedings.

There  is  no  litigation  pending  or  threatened  by  or  against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The Company has only been audited by its current accountants and has no disagreements with the findings of said accountants.

Item  4.  Recent  Sales  of  Unregistered  Securities.

None.







Submission page 18 of 50

Item  5.  Indemnification  of  Directors  and  Officers.

The Company's By-Laws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In accordance with the laws of the State of Nevada, the Company's By-Laws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S
Financial  Statements.

The following financial statements are attached to this Registration Statement and filed as a part thereof. See page 20.

1)  Table  of  Contents  -  Financial  Statements
2)  Independent  Auditors'  Report
3)  Balance  Sheets
4)  Statement  of  Revenues  and  Expenses
5)  Statement  of  Cash  Flows
6)  Statement  of  Changes  in  Stockholders'  Equity
7)  Notes  to  Financial  Statements








Submission page 19 of 50

Cover page:

PLUME CREEK, INC
(A development stage company)

Financial Statements and
Independent Auditors' Report
December 31, 1998

Table of Contents page:


PLUME CREEK, INC (A development stage company)

Contents


Independent Auditors' Report                                             2
Financial Statements
     Balance sheet                                                       3
     Statements of operations                                            4
     Statements of stockholders' equity                                  5
     Statements of cash flows                                            7
     Notes to financial statements                                       8



































Submission page 20 of 50

INDEPENDENT  AUDITORS'  REPORT

Stockholders  and  Board  of  Directors
Plume  Creek,  Inc.
Murray,  Idaho

We have audited the accompanying balance sheet of Plume Creek, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997, and for the period from March 25, 1970 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plume Creek, Inc., as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and for the period from March 25, 1970 (date of inception) to December 31, 1998, in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in notes 2 and 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LeMaster  &  Daniels,  PLLC
January  6,  1999
(Except for the statutory merger
discussed in Note 1, for which the
date is July 23, 1999)















Submission page 21 of 50

PLUME CREEK, INC.
(A development stage company)

Balance Sheets


                                                             (Unaudited)
                                            DECEMBER 31,      JUNE 30,
                                               1998             1999
                                            ------------    ------------
ASSETS


     Cash                                   $     4,941     $     3,298
                                            ============    ============



LIABILITIES                                 $       -       $       -

STOCKHOLDERS' EQUITY
     Common stock, 100,000,000 shares
     $.005 par value, authorized:
     2,166,282 shares issued and
     outstanding                            $    10,831     $    10,831

Additional paid-in capital                      331,734         331,734

Deficit accumulated during the
  development stage                            (337,624)       (339,267)
                                            ------------    ------------

     TOTAL STOCKHOLDERS' EQUITY                   4,941           3,298
                                            ------------    ------------
                                            $     4,941     $     3,298
                                            ============    ============





















See accompanying notes to financial statements.

Submission page 22 of 50

PLUME CREEK, INC.
(A development stage company)

Statements of Operations




                                              Period from
                                              March 25, 1970        Six months ended
                    Years Ended December 31,  (Date of            June 30,     June 30,
                    ------------------------  Inception) to         1998         1999
                        1998        1997      December 31, 1998  (Unaudited)  (Unaudited)
                    -----------  -----------  -----------------  -----------  ----------

REVENUES            $      -     $      -     $            -     $      -     $     -

EXPENSES                 6,889          -                6,889          -         1,643
                    -----------  -----------  -----------------  -----------  ----------
NET LOSS FROM
  OPERATIONS            (6,889)         -               (6,889)         -        (1,643)

LOSS FROM
  DISCONTINUED
  OPERATIONS                -           -             (330,735)         -           -
                    -----------  -----------  -----------------  -----------  ----------

NET LOSS            $   (6,889)  $      -     $       (337,624)  $      -     $  (1,643)
                    ===========  ===========  =================  ===========  ===========

HISTORICAL BASIC
  AND DILUTED
  LOSS PER SHARE    $    (0.02)  $      -     $          (2.28)  $      -           -
                    ===========  ===========  =================  ===========  ===========

HISTORICAL
  WEIGHTED AVERAGE
  SHARES
  OUTSTANDING          437,026      165,367            148,325      165,367    2,166,282
                    ===========  ===========  =================  ===========  ===========

















See accompanying notes to financial statements.

Submission page 23 of 50

PLUME CREEK, INC.
(A development stage company)

Statements of Stockholders' Equity
Period from March 25, 1970 (Date of inception) to June 30, 1999

                                                           Deficit
                                                           Accumulated
                                               Additional  During the
                                    Common     Paid-in     Development
                                    Stock      Capital     Stage            Total
                                    ---------  ----------  ------------  ----------
At Inception, March 25, 1970        $     -    $    -      $       -     $     -
Add (Deduct)
1970 - 75,000 shares issued
  for mining rights for $2.00
  per share                               375   149,625            -       150,000
1970 - 9,172 shares issued
  for services for $2.00
  per share                                46    18,299            -        18,345
1972 - 11,350 shares issued
  for services for $2.00
  per share                                57    22,643            -        22,700
1973 - 8,745 shares issued
  for services for $2.00
  per share                                44    17,446            -        17,490
1974 - 7,550 shares issued
  for services for $2.00
  per share                                38    15,062            -        15,100
1975 - 3,000 shares issued
  for services for $2.00
  per share                                15     5,985            -         6,000
1976 - 3,000 shares issued
  for services for $2.00
  per share                                15     5,985            -         6,000
1977 - 3,000 shares issued
  for services for $2.00
  per share                                15     5,985            -         6,000
1978 - 4,200 shares issued
  for services for $2.00
  per share                                21     8,379            -         8,400
1979 - 6,350 shares issued
  for services for $2.00
  per share                                32    12,668            -         12,700
1981 - 2,500 shares issued
  for services for $2.00
  per share                                12     4,988            -         5,000
1983 - 1,500 shares issued
  for services for $2.00
  per share                                 7     2,993            -         3,000
1984 - 5,000 shares issued
  for services for $2.00
  per share                                25     9,975            -        10,000
1987 - 25,000 shares issued
  for services for $2.00
  per share                               125    49,875            -        50,000
Net loss from inception
  through December 31, 1996               -         -         (330,735)   (330,735)
                                    ---------  ----------  ------------  ----------
Balances, December 31, 1996               827   329,908       (330,735)        -

PLUME CREEK, INC.
(A development stage company)

Statements of Stockholders' Equity
Period from March 25, 1970 (Date of inception) to June 30, 1999

                                                           Deficit
                                                           Accumulated
                                               Additional  During the
                                    Common     Paid-in     Development
                                    Stock      Capital     Stage            Total
                                    ---------  ----------  ------------  ----------
Balance forward                           827    329,908      (330,735)        -

Deduct:
  Net loss for the year ended
  December 31, 1997                       -          -             -           -
                                    ---------  ----------  ------------  ----------
Balances December 31, 1997                827    329,908      (330,735)        -

Add (Deduct)
  915 shares issued
  for services for $2.00
  per share, on July 15, 1998               4      1,826            -         1,830

  1,000,000 shares issued
  for services for $.005 per share
  on October 20, 1998                   5,000        -              -         5,000

  1,000,000 shares issued
  for services for $.005 per share
  on December 8, 1998                   5,000        -              -         5,000

Net loss for the year ended
  December 31, 1998                       -          -           (6,889)     (6,889)
                                    ---------  ----------  ------------  ----------
Balances, December 31, 1998            10,831    331,734       (337,624)      4,941
                                    ---------  ----------  ------------  ----------

Add (Deduct):
Net loss for the six months
  Ended June 30, 1999
  (Unaudited)                             -          -           (1,643)     (1,643)
                                    ---------  ----------  ------------  ----------
Balances, June 30, 1999,
  (Unaudited)                          10,831  $ 331,734   $   (339,267) $    3,298
                                    =========  ==========  ============  ==========










See accompanying financial statements.

Submission page 25 of 50

PLUME CREEK, INC.
(A development stage company)

Statements of Cash Flows

                                              Period from
                                              March 25, 1970        Six months ended
                    Years Ended December 31,  (Date of            June 30,     June 30,
                    ------------------------  Inception) to         1998         1999
                        1998        1997      December 31, 1998  (Unaudited)  (Unaudited)
                    -----------  -----------  -----------------  -----------  ----------
Increase (Decrease)
  In Cash

CASH FLOWS FROM
  OPERATING
  ACTIVITIES:

  Net Loss          $   (6,889)  $      -     $       (337,624)  $      -     $  (1,643)
  Adjustments to
    reconcile net
    loss to net
    cash provided
    by operating
    activities:

    Issuance of
      common stock
      for services
      rendered and
      claims             6,830          -              337,565          -           -
                    -----------  -----------  -----------------  -----------  ----------

Net cash used in
  Operating
  Activities               (59)         -                  (59)         -        (1,643)

CASH FLOWS FROM
  FINANCING
  ACTIVITIES:

  Common stock
    issued               5,000          -                5,000          -           -
                    -----------  -----------  -----------------  -----------  ----------

Net Increase
  (Decrease)
  in Cash                4,941          -                4,941          -        (1,643)

Cash, beginning
  of period                -            -                  -            -         4,941
                    -----------  -----------  -----------------  -----------  ----------
Cash, end of Year/
  Period            $    4,941   $      -     $          4,941   $      -     $   3,298
                    ===========  ===========  =================  ===========  ==========

See accompanying financial statements.

Submission page 26 of 50

PLUME  CREEK,  INC.
(A  development  stage  company)
NOTES TO FINANCIAL STATEMENTS (Information relating to the six months ended June 30, 1999 and 1998 is unaudited.)

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

Company - The Company was incorporated in Idaho on March 25, 1970, as Plume Creek Silver Mines, Inc., a mining exploration company. In 1998, the Company changed its name to Plume Creek, Inc. In June 1999, the Company effected a statutory merger with a newly formed Nevada corporation. The only effect of the merger is to change the Company's domicile from Idaho to Nevada. The accompanying financial statements reflect the activities of the Company from its inception through December 31, 1998. The Company operates on a fiscal year ending December 31.

Stock split - In December 1998, the Company approved an amendment to its Articles of Incorporation increasing the authorized number of common shares from 5,000,000 shares to 100,000,000 shares and changing the par value from $.10 to $.005 per share. In addition, the Company declared a reverse stock split of one share for each 20 shares outstanding at December 15, 1998. All references in the accompanying financial statements to authorized and outstanding shares reflect the amendment and stock split.

Income taxes - The Company uses the liability method of accounting for income taxes, whereby deferred income becomes taxes are provided on items recognized for financial reporting purposes over different periods than for income tax purposes. Valuation allowances are provided when the expected realization of tax assets does not meet a more likely than not criteria.

As of December 31, 1998, all significant net operating loss carryforwards for federal income tax purposes had expired.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited interim financial data - The unaudited financial statements as of June 30, 1999, and for the six months ended June 30, 1998 and 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments necessary to present fairly the information set forth within, in accordance with generally accepted accounting principles. The Company believes that the results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected from future periods.

Loss per share - The Company calculates loss per share in accordance with SFAS No. 128. "Computation of Earnings Per Share" and SEC Staff Accounting Bulletin No. 96. Accordingly, basic earnings per share is computed using the weighted Average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are excluded from the calculation if their effect is anti-dilutive. The Company had no common equivalent shares for the periods presented.





Submission page 27 of 50

PLUME  CREEK,  INC.
(A  development  stage  company)
NOTES TO FINANCIAL STATEMENTS (Information relating to the six months ended June 30, 1999 and 1998 is unaudited.)

NOTE  2  -  DEVELOPMENT  STAGE  OPERATIONS
The Company was formed in 1970 and obtained certain mining claims and rights. Those rights were subsequently abandoned and the Company has conducted no business since 1985. The Company has never generated any revenue in its history. The Company is currently reorganizing its capital structure and is pursuing registration as a public company. The Company's ability to continue in business is dependent upon obtaining sufficient financing or attaining future profitable operations.

NOTE  3  -  GOING  CONCERN
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company as not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is seeking a merger with an existing, operating company. In the interim, management is committed to covering all operating and other costs until a merger is completed.

                                     PART III

Item  1.  Exhibit  Index
No.                                                                Sequential
                                                                   Page  No.
(3)  Certificate  of  Incorporation  and  Bylaws

     3.1     Certificate  of  Incorporation  and
              Amendments  Thereto,  Articles  of  Merger               29

     3.2     Bylaws                                                    45

(27)  Financial  Data  Schedule

     27.1     Financial  Data  Schedule                                51


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PLUME  CREEK,  INC.
(Registrant)

Date:  July  29,  1999                           /s/Dale  F.  Miller
                                                 ------------------------------
                                                 Dale  F.  Miller,  President